November 15, 2016

VIA EDGAR

Mr. Robert F. Telewicz, Jr.

Accounting Branch Chief

Office Of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	City Office REIT, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 4, 2016
File No. 001-36409

Dear Mr. Telewicz:

City Office REIT, Inc., a Maryland corporation (the “Company”), is submitting this letter in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) contained in your letter dated November 7, 2016.

For convenience of reference, the Staff comments contained in your November 7, 2016 comment letter are reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

Form 10-K for the Fiscal Year Ended December 31, 2015

Financial Statements

Consolidated and Combined Statements of Operations, page 62

1.	Please tell us how your presentation of a separate line item for stock-based compensation complies with SAB Topic 14F.

Mr. Robert F. Telewicz, Jr.

November 15, 2016

RESPONSE:

The Company respectfully advises the Staff that prior to February 1, 2016, the Company had no employees and was externally advised and managed by City Office Real Estate Management, Inc., a British Columbia corporation (the “Advisor”), pursuant to the terms of an Advisory Agreement, dated April 21, 2014, by and among the Company, City Office REIT Operating Partnership, L.P., a Maryland limited partnership and the Company’s operating partnership, and the Advisor (the “Advisory Agreement”). As the Company had no employees in 2015 (and thus no compensation expense), the stock-based compensation expense reflected in the Company’s statement of operations for the year ended December 31, 2015 included in the Company’s Form 10-K for the year ended December 31, 2015 reflects grants of equity compensation to employees of the Advisor and to members of the Company’s Board of Directors. Effective February 1, 2016, the Company acquired the Advisor and employees of the Advisor became employees of the Company.

The Company has considered the Staff’s comment and notes the Staff’s guidance under SAB Topic 14.F that public companies should present the expense related to share-based payment arrangements in the same line or lines as cash compensation paid to the same employees. The Company will revise its presentation of compensation expense so as to combine the stock based compensation and cash compensation in the Company’s Consolidated and Combined Statements of Operations beginning with the Company’s Annual Report on Form 10-K for the year ending December 31, 2016. In accordance with SAB Topic 14.F, the Company will disclose stock based compensation information either on the cash flow statement, in the notes to the financial statements, or within MD&A in its future filings.

Form 8-K filed November 7, 2016

Exhibit 99.1

Non-GAAP Financial Measures, page 4

2.	Please expand your disclosure in future filings to include disclosure explaining why your measures of Core Funds from Operations, Adjusted Funds from Operations, Net Operating Income and Adjusted Cash NOI provide useful information to investors.

RESPONSE:

In future filings, the Company will expand its disclosure to include an explanation of why the Company believes its measures of Core Funds from Operations, Adjusted Funds from Operations, Net Operating Income and Adjusted Cash NOI provide useful information to investors.

Mr. Robert F. Telewicz, Jr.

November 15, 2016

3.	It appears your measures of FFO, Core FFO and Adjusted FFO are applicable to all unitholders (common shareholders and non-controlling OP unit holders). If true, please revise the title of each measure in future filings to indicate that the amounts are applicable to all unit holders.

RESPONSE:

In future filings, the Company will revise the titles of its FFO, Core FFO and Adjusted FFO measures in response to the Staff’s comment.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (604) 806-3565.

Very truly yours,

/s/ Anthony Maretic

Anthony Maretic
Chief Financial Officer

cc:	Babette Cooper
James Farrar
Stephanie Chung
David C. Wright
James V. Davidson